Attorneys and Counselors at Law
Daniel H. April Patrick J. Dolan Megan H. Koehler

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on March 19, 2025 respecting the registrant’s March 19, 2025 response letter to the SEC staff, filed via EDGAR (Accession No. 0001999371-25-002793) (the “Prior Response Letter”). The Prior Response Letter responded to comments the SEC staff delivered on February 26, 2025 in connection with post-effective amendment number 156 (“PEA 156”) to the registrant’s Form N-1A registration statement (the “Registration Statement”), filed via EDGAR on January 10, 2025 (Accession No. 0001839882-25-001533), and applicable to the Thornburg Investment Grade Bond Managed Account Fund (the “Investment Grade Fund”) and the Thornburg High Income Bond Managed Account Fund (the “High Income Fund”). Each of the Investment Grade Fund and the High Income Fund is also sometimes referred to individually in this letter as the “Fund,” and are collectively referred to as the “Funds.”

The revisions to the Registration Statement that are described below were made, in substantially the same form described, in the registrant’s filing pursuant to rule 485(b) under the Securities Act of 1933, as amended, made via EDGAR on March 25, 2025 (Accession No. 0001999371-25-003097).

460 St. Michael’s Drive	E-mail: mkoehler@catchlaw.com	Tel.: (505) 988-2900
Suite 603	Website: www.catchlaw.com	Extension 108
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

March 26, 2025

Prospectus Comments

1.      The staff noted its prior comment in which the staff asked the registrant to clarify what is meant by the reference to “private entities” in the third bullet point in the Form N-1A Item 4 disclosure about each Fund’s principal investment strategies. The staff noted that in response the registrant stated that it would change the term from “private entities” to “non-governmental issuers” in the Form N-1A Item 4 disclosure and add Form N-1A Item 9 disclosure that non-governmental issuers include banks and other financial institutions. The staff asked that the registrant clarify what is meant by the reference to “non-governmental issuers” by describing with specificity such issuers in accordance with the requirements of Items 4 and 9.

Response: The term “non-governmental issuers” was intended to refer to issuers of mortgage- and asset-backed securities such as banks, corporate issuers, and trusts. The registrant will revise the Item 4 disclosure to specify these types of “non-governmental issuers” and will also note in the Item 9 disclosure that such non-governmental issuers include banks, corporate issuers, and trusts.

2.      The staff noted its prior comments and the registrant’s responses regarding disclosures respecting each Fund’s ability to invest, as a principal investment strategy, in derivatives. The staff asked the registrant to clarify its revised disclosure which states, “Currently, the Fund expects to invest in derivatives consisting principally of …” by replacing the word “expects,” as such term implies the registrant has not determined whether the Funds will use such derivates as a principal investment, with language stating that each Fund will or intends to invest in the applicable derivatives as a principal strategy.

Response: The registrant will make the requested revision.

3.      The staff reiterated its prior comment asking the registrant to add a separate “Investment Grade Bond” risk to the Investment Grade Fund’s Item 4 risk disclosures, and to disclose as part of that risk that lower-rated investment grade securities may have speculative characteristics.

Response: The registrant respectfully declines to make the requested change, and notes in this regard its response provided in item 14(a) of the Prior Response Letter.

4.     The staff noted its prior comment regarding each Fund’s ability to purchase obligations of issuers of any capitalization size as a principal investment strategy and noted that, if that is the case, the Funds should add disclosure about the capitalization risks. The staff noted the portion of registrant’s response stating that an issuer’s capitalization is not a material factor in the evaluation of an issuer of debt obligations by the Funds’ advisor (“Thornburg”), and that Thornburg instead evaluates the overall creditworthiness of that issuer. The staff disagreed with the registrant’s response, noting that in the staff’s view an issuer’s capitalization is a material component in assessing that issuer’s overall credit worthiness, and reiterated its comment that each Fund add the applicable capitalization risk disclosure.

Response: The registrant has considered the staff’s request to add disclosure about the capitalization risks associated with the issuers in which the Fund may invest and will add disclosure substantially as follows within the Form N-1A Items 4 and 9 disclosure, under the heading “Market Capitalization Risk” for each Fund.

Item 4:

Market Capitalization Risk. To the extent the Fund invests in debt securities of micro-, small-, mid-, or large-cap issuers, it takes on the associated risks, and issuers of different market capitalizations tend to go in and out of favor based on market and economic conditions. Micro-, small-, or mid-cap issuers may have additional risks that result from limited product lines, more limited access to markets and financial resources, greater vulnerability to competition and changes in markets, lack of management depth, increased volatility, and possible difficulties in valuing or selling these investments. Large-cap issuers may be unable to respond as quickly to market changes and opportunities and may grow at a slower rate. During a period when issuers of a particular market capitalization fall behind other types of investments, the Fund’s performance could be impacted.

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

March 26, 2025

* * * *

Item 9:

Market Capitalization Risk. To the extent the Fund invests in debt securities of micro-, small-, mid-, or large-cap issuers, it takes on the associated risks. At times, any of these market capitalizations may be out of favor with investors. Compared to micro-, small- and mid-cap issuers, large-cap issuers may have fewer new market opportunities for their products or services, may focus resources on maintaining their market share, may be unable to respond quickly to new competitive challenges and opportunities, and may grow at a slower rate. Compared to large-cap issuers, micro-, small- and mid-cap issuers may depend on a more limited management group, may have a shorter history of operations, less publicly available information, less stable earnings, and limited product lines, markets or financial resources. The securities of micro-, small- and mid-cap issuers may fluctuate more widely in price than the market as a whole, which at times can be rapid and unpredictable, and may have less trading volume than those of larger capitalization issuers. As a result, trading volatility may have a greater impact on the value of securities of micro-, small-, and mid-cap issuers. Such securities’ valuations may be more affected than securities of large-cap issuers by the underperformance of a sector, during market downturns, or by adverse publicity and investor perceptions. Securities of micro-, small-, and mid-cap issuers may be difficult to sell and a Fund may not be able to liquidate a position at a particular time.

Please contact me or Dan April with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Megan H. Koehler

Megan H. Koehler

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law